UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: December 1, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Poll Results of Extraordinary General Meeting Held on 1 December 2016”
99.2	Announcement entitled “Renewal of Continuing Connected Transactions with CNOOC Finance”

 Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 1 DECEMBER 2016

The extraordinary general meeting (the “EGM”) was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 1 December 2013 at 3:30 p.m., at which the ordinary resolutions in relation to the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

Reference is made to the Notice of EGM and Circular regarding the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions of CNOOC Limited (the “Company”) dated 16 November 2016 (the “Notice and Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as those defined in the Notice and Circular.

POLL RESULTS AT THE EGM

The EGM was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 1 December 2016 at 3:30 p.m., at which the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue was 44,647,455,984. As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps. As at the date of the EGM, OOGC, CNOOC BVI and their respective associates held in aggregate 28,772,727,273 Shares. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote on the ordinary resolutions at the EGM was 15,874,728,711 representing approximately 35.6% of the total number of Shares in issue. There were no Shares entitling the holders to attend and abstain from voting in favour at the EGM as set out in Rule 13.40 of the Listing Rules.

1

The vote-taking at the EGM was scrutinized by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

Ordinary Resolutions	Number of votes (%)
	For	Against
1. To approve the Non-exempt Continuing Connected Transactions	9,377,615,381 (99.972964%)	2,536,000 (0.027036%)

2. To approve the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions	9,377,763,581 (99.973853%)	2,452,600 (0.026147%)

By Order of the Board
CNOOC Limited
Li Jiewen
Joint Company Secretary

Hong Kong, 1 December 2016

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Chairman)	Chiu Sung Hong
Yuan Guangyu	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch
Non-executive Directors
Wu Guangqi
Lv Bo

2

 Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNOOC FINANCE

Reference is made to the announcement of the Company dated 27 November 2013 in relation to the Existing Agreement. The Existing Agreement will expire on 31 December 2016. The Company and CNOOC Finance entered into the Framework Agreement on 1 December 2016. Pursuant to the Framework Agreement, CNOOC Finance has agreed to continue to provide the Services to the Group as may be required and requested from time to time by the Group for a term of three years with effect from 1 January 2017.

As CNOOC Finance is a subsidiary of CNOOC, which is the controlling shareholder of, and currently holds approximately 64.44% of the total issued shares of the Company, and is therefore a connected person of the Company pursuant to Chapter 14A of the Listing Rules. Accordingly, the Services to be provided by CNOOC Finance pursuant to the Framework Agreement constitute continuing connected transactions of the Company.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the depositary services under the Framework Agreement is less than 5% but more than 0.1%, the depositary services under the Framework Agreement will be subject to the reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

Other than the depository services, all other Continuing Connected Transactions under the Framework Agreement will be exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements.

ENTERING INTO THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

Background

Reference is made to the announcement of the Company dated 27 November 2013 in relation to the Existing Agreement. The Existing Agreement will expire on 31 December 2016. The Company and CNOOC Finance entered into the Framework Agreement on 1 December 2016. Pursuant to the Framework Agreement, CNOOC Finance has agreed to continue to provide the Services to the Group as may be required and requested from time to time by the Group for a term of three years with effect from 1 January 2017.

Financial Services Framework Agreement

Date

1 December 2016

Parties

The Company

CNOOC Finance

Term

The Framework Agreement will be effective for a period of three years commencing on 1 January 2017 and ending on 31 December 2019. The Framework Agreement is renewable for a term of three years if the parties so agree and subject to the relevant requirements of the Listing Rules.

Other Terms and conditions

Apart from the duration of the Framework Agreement, the pricing policy for the depositary services and update of the addresses and relevant dates, all other terms and conditions of the Framework Agreement remain the same as those of the Existing Agreement. The terms of the Framework Agreement have been reached after arm’s length negotiation between the Company and CNOOC Finance.

Pricing policy for the depositary services

The interest rates to be offered by CNOOC Finance for the depositary services must be agreed by both parties and determined in accordance with the relevant unified standard deposit interest rates as promulgated by the PBOC from time to time and may be subject to upward adjustment of up to 40% of such PBOC standard deposit interest rates subject to the requirements of the PRC laws and regulations and with reference to the deposit interest rates offered by commercial banks for deposit of the same nature and maturity.

The pricing policies for all other Services remain unchanged.

As in the Existing Agreement, the Group utilizes the Services on a voluntary, non-exclusive basis and is not obliged to engage CNOOC Finance for any such Services, or at all under the Framework Agreement. CNOOC Finance is merely one of a number of financial institutions which provide financial services to the Group.

Information relating to CNOOC Finance

CNOOC Finance is a non-bank finance subsidiary of CNOOC established in June 2002 with the approval of the PBOC. It is subject to the supervision of the CBRC. According to its business license, it is authorized to provide to the Group all services set out in the Framework Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

As of the date of this announcement, the registered capital of CNOOC Finance is RMB4 billion. As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Chapter 14A of the Listing Rules. CNOOC Finance is managed by its board of directors. CNOOC China Limited, a wholly-owned subsidiary of the Company, holds a 31.80% interest in CNOOC Finance. Based on the articles of association of CNOOC Finance, CNOOC China Limited has certain rights as one of the shareholders of CNOOC Finance including the right to nominate directors to the board of directors of CNOOC Finance and the appointment of the nominees will be subject to the approval by the relevant governmental authorities.

CNOOC Finance is rated A+/Negative by The Standard & Poor’s and Aa3/ Negative by Moody’s. To the best knowledge of the Directors, such credit ratings are higher than the ratings currently assigned by these rating agencies to major PRC commercial financial institutions, including commercial banks.

Internal control procedures and corporate governance measures

In order to protect the interests of the Shareholders, the Group will continue to adopt the following internal control procedures and corporate governance measures in relation to its utilization of the Services provided by CNOOC Finance:

(i)	A monthly report on the status of the Group’s deposits with CNOOC Finance will be delivered by CNOOC Finance to the Company before noon on the third day of the following month (or the following business day if banks are not generally open in the PRC on such day).

(ii)	A copy of every regulatory report submitted by CNOOC Finance to the CBRC will be provided to the Company.

(iii)	The financial statements of CNOOC Finance for each month will be provided to the Company on the fifth day of the following month (or the following business day if banks are not generally open in the PRC on such day).

The Board (including the independent non-executive Directors) considers that the above internal control procedures and corporate governance measures proposed to be continuously adopted by the Company concerning the Continuing Connected Transactions with CNOOC Finance are appropriate and sufficient having regard to the manner in which such continuing connected transactions have been conducted in the past, and that the procedures and measures give sufficient assurance to Independent Shareholders that the Continuing Connected Transactions will be appropriately monitored by the Company.

Reasons for and benefits of the Continuing Connected Transactions

The Company believes that CNOOC Finance, with its credit ratings, asset size and corporate governance practices, will be able to fulfill its obligations under the Framework Agreement. The main reasons for and benefits of the Company to enter into the Framework Agreement are as follows:

(i)	As CNOOC Finance is familiar with the business and transaction pattern of the Group and the CNOOC Group, the settlement services provided by CNOOC Finance tend to provide a more efficient settlement platform than those that could be provided by commercial banks. The settlement services enable the Group to achieve same-day zero-rate settlement at no cost. This also helps to reduce the Group’s transaction costs, such as handling fees for the transfer of funds and other administrative expenses.

(ii)	For the purpose of facilitating the settlement of transactions between members of the Group, and for transactions between members of the Group and members of the CNOOC Group or other third parties, the Group must maintain certain funds with CNOOC Finance. The depository services enable the Group to achieve such purpose. In addition, CNOOC Finance can assist the Group to formulate a beneficial deposit mix comprising different types of deposits such as current deposits, call deposits and fixed deposits, which allows the Group to increase its return on funds and retain sufficient working capital flexibility.

(iii)	Given that CNOOC Finance is subject to regulation by the PBOC and CBRC, and in light of the credit ratings of CNOOC Finance by international ratings agencies referred to above, the Company also believes that the risk profile of CNOOC Finance, as a financial services provider to the Group, is not greater than those of commercial banks in the PRC.

(iv)	The discounting services provide the Group’s customers with flexibility in payment terms and accelerate the Group’s collection of sale proceeds. Upon the discounting of commercial notes, the Company may receive the sale proceeds as if the sale was effected as a cash sale. This arrangement helps to efficiently reduce the Group’s receivables balance and accelerate the Group’s fund flows.

(v)	PRC laws do not permit companies, including affiliates, to extend intra-group loans directly without going through a financial agency. CNOOC Finance serves as the financial agency through which the funds of the Company and its subsidiaries may be channeled efficiently to be used by each other by way of entrustment loans.

(vi)	As an intra-group service provider, CNOOC Finance generally has better and more efficient communication with the Group compared with commercial banks. Through the information system operated by CNOOC Finance, the Group can access the status of receipts and payments of funds made through CNOOC Finance, as well as the status of funds, at no cost and at any time.

(vii)	As a shareholder of CNOOC Finance, the Group has authority to supervise and monitor the operations and risk controls of CNOOC Finance. Accordingly, the funds placed with CNOOC Finance could be well monitored.

However, if commercial banks or other financial institutions offer specific advantages which are more favorable to the Group in respect of any of the Services set out in the Framework Agreement, the Group may discontinue its use of such Services provided by CNOOC Finance without having to incur unreasonable extra costs.

The Board (including the independent non-executive Directors) considers that (1) the terms of the Continuing Connected Transactions contemplated under the Framework Agreement are fair and reasonable; (2) the Continuing Connected Transactions contemplated under the Framework Agreement are on normal commercial terms or better under prevailing local market conditions, and in the ordinary and usual course of business of the Group; (3) the entering into of the Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole; and (4) the relevant cap in respect of the maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loans services) placed by the Group with CNOOC Finance is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical transaction figures and the existing cap

The cap on the maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loans services) placed by the Group with CNOOC Finance was RMB22 billion from 1 January 2014 to 31 December 2016 respectively.

A breakdown of the approximate historical transaction figures for the depositary services is as follows:

	For the year ended 31 December 2014	For the year ended 31 December 2015	From 1 January 2016 to 31 October 2016
Maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loans services) placed by the Group with CNOOC Finance	RMB21,999,998,546.74	RMB21,999,997,733.77	RMB21,999,993,929.14

Future cap and rationale

The Board has considered and proposed the cap on the maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loans services) placed by the Group with CNOOC Finance to be RMB19.5 billion with effect from 1 January 2017 (being the effective date of the Framework Agreement) and ending on 31 December 2019.

The cap on the maximum daily outstanding balance of deposits above was calculated on the basis of several factors including (i) the requirements for settlement of transactions with members of the CNOOC Group or any third party (including those receivables arising from the sales of crude oil and natural gas of the Group to the CNOOC Group and any third party and payables by the Group to members of the CNOOC Group or any third party for the provision of different types of services to the Group); (ii) the expected amount of interest income from CNOOC Finance compared with interest income that could otherwise be realised by placing deposits with commercial banks; (iii) the control of financial risks in selecting financial services providers; (iv) the strategies of the treasury management of the Company taking into account of the business development plans and the financial needs of the Group; and (v) the historical transaction figures for the depository services. Both the historical transaction figures and the cap refer to the maximum daily outstanding balances of deposits during the term of the Existing Agreement and the Framework Agreement respectively, and are not cumulative in nature.

Implications under the Listing Rules

As CNOOC Finance is a subsidiary of CNOOC, which is the controlling shareholder of, and currently holds approximately 64.44% of the total issued shares of the Company, and is therefore a connected person of the Company pursuant to Chapter 14A of the Listing Rules. Accordingly, the Services to be provided by CNOOC Finance pursuant to the Framework Agreement constitute continuing connected transactions of the Company.

Other than the depositary services, all other Continuing Connected Transactions under the Framework Agreement will be exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the depositary services under the Framework Agreement is less than 5% but more than 0.1%, the depositary services under the Framework Agreement will be subject to the reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

As the loans services will be provided by CNOOC Finance for the benefit of the Group on normal commercial terms where no security over the assets of the Group is to be granted in respect of the loans services, the loans services under the Framework Agreement are exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) applicable to the settlement services, discounting services and entrustment loans services is expected to be less than

0.1%, the transactions in relation to the settlement services, discounting services and entrustment loans services as contemplated under the Framework Agreement are exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

None of the Directors has any material interest in the transactions contemplated under the Framework Agreement. Nevertheless, from the perspective of good corporate governance, Mr. Yang Hua, Mr. Yuan Guangyu, Mr. Wu Guangqi and Mr. Lv Bo abstained from voting on the board resolutions approving the Framework Agreement, the transactions contemplated thereunder and the cap on the maximum daily outstanding balance of deposits due to their positions at CNOOC.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

The principal business activity of CNOOC Finance is the provision of financial services to members of CNOOC Group and the Group.

DEFINITIONS

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission (中國銀行業監督管理委員會)

“CNOOC”	China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder (as defined under the Listing Rules) indirectly holding approximately 64.44% of all of the shares of the Company as at the date of this announcement

“CNOOC Finance”	CNOOC Finance Corporation Limited (中海石油財務有限責任公司), a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Continuing Connected Transactions” or “Services”	the settlement services, the depository services, the discounting services, the loans services and the entrustment loans services contemplated under the Framework Agreement

“Director(s)”	director(s) of the Company as at the date of this announcement

“Existing Agreement”	the financial services framework agreement dated 14 October 2008 entered into between the Company and CNOOC Finance in relation to the provision of the Services as renewed by (i) the renewal agreement dated 20 August 2010 entered into between the Company and CNOOC Finance for a period of three years with effect from 1 January 2011; and (ii) the renewal agreement dated 27 November 2013 entered into between the Company and CNOOC Finance for a period of three years from 1 January 2014

“Framework Agreement”	the financial services framework agreement dated 1 December 2016 entered into between the Company and CNOOC Finance in relation to the provision of the Services by CNOOC Finance to the Group as may be required and requested from time to time by the Group for a period of three years with effect from 1 January 2017

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	the Shareholders other than CNOOC and its Associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PBOC”	the People’s Bank of China (中國人民銀行), the central bank of the PRC

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	registered holder(s) of the shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 1 December 2016

As at the date of this announcement, the Board comprises of:

Executive Directors Yang Hua (Chairman) Yuan Guangyu	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wu Guangqi Lv Bo